Exhibit 99.2

RIDGETECH INC

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL GENERAL MEETING OF SHAREHOLDERS – DECEMBER 12, 2025 AT 9:00 P.M. E.T.

CONTROL ID:
REQUEST ID:

The undersigned shareholder of Ridgetech Inc (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company, each dated on or around November 12, 2025, and hereby appoints Ming Zhao (the "Proxy"), with full power of substitution and authority to act in the absence of the undersigned, as a proxy and attorney-in-fact, to cast all votes that the undersigned is entitled to cast at, and with all powers that the undersigned would possess if personally present at, the Annual General Meeting of Shareholders of the Company, to be held on December 12, 2025 at 9:00 p.m. E.T. (December 13, 2025 at 10:00 a.m., Beijing time), at the Company's principal executive offices located at 5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district Qiantang District, Hangzhou City, Zhejiang Province, P. R. China, 310008, and at any postponement, postponements, adjournment or adjournments thereof, and to vote all shares of the Company that the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side, and all such other business as may properly come before the meeting. I/we hereby revoke all proxies previously given.

RIDGETECH

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

<u>VOTING INSTRUCTIONS</u>
If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to **202-521-3464.**
INTERNET:	https://www.iproxydirect.com/RDGT
PHONE:	1-866-752-VOTE(8683)

ANNUAL MEETING OF THE SHAREHOLDERS OF
RIDGETECH INC

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

Proposal 1	→	**FOR**	**WITHHOLD**	
Election of Directors:				
Lingtao Kong		☐	☐	
Caroline Wang		☐	☐	**CONTROL ID:**
Jiangliang He		☐	☐	**REQUEST ID:**
Genghua Gu		☐	☐	

Proposal 2	→	**FOR**	**AGAINST**	**ABSTAIN**
To ratify by ordinary resolution the appointment of YCM CPA, Inc. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2026		☐	☐	☐

Proposal 3	→	**FOR**	**AGAINST**	**ABSTAIN**
To approve by ordinary resolution our Board of Directors (the "Board") to effect a consolidation (the "Consolidation of Ordinary Shares") of the Company's authorized and issued ordinary shares, at a ratio of up to one-for-two hundred (1:200) (the "Approved Consolidation Ratio"), on a date to be determined by the Board but no later than the next annual general meeting of the shareholders of the Company, with the exact ratio to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of then authorized and issued ordinary shares of the Company is decreased by the Approved Consolidation Ratio, with the par value per ordinary share increased by the Approved Consolidation Ratio, and that the authorized share capital of the Company shall be altered from US$36,010,000 divided into (i) 36,000,000,000 ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$36,010,000 divided into (i) as low as 180,000,000 ordinary shares of a par value of up to US$0.20 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to be implemented only if deemed necessary by the Board in its sole discretion to comply with Nasdaq Listing Rules (the "Ordinary Share Consolidation Proposal").		☐	☐	☐

Proposal 4	→	**FOR**	**AGAINST**	**ABSTAIN**
to approve by special resolution, subject to the shareholder approval of the Ordinary Share Consolidation Proposal and the Board having effected the Consolidation of Ordinary Shares as authorized by the Ordinary Share Consolidation Proposal, that the Fifth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached to the accompanying proxy statement as Annex A, subject to adjustment solely in respect of the final Approved Consolidation Ratio, be adopted in substitution for, and to the exclusion of, the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company to reflect the Consolidation of Ordinary Shares.		☐	☐	☐

Proposal 5	→	**FOR**	**AGAINST**	**ABSTAIN**
To approve by ordinary resolution the Fourth Amended and Restated 2010 Equity Incentive Plan, as attached to the accompanying proxy statement as Annex B.		☐	☐	☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING: ☐
MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

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THE BOARD OF DIRECTORS RECOMMENDS VOTING 'FOR' PROPOSALS 1 (for each director nominee), 2, 3, 4 AND 5.

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ________________________, 2025

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(Print Name of Shareholder and/or Joint Tenant)

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(Signature of Shareholder)

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(Second Signature if held jointly)